SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated December 13, 2002

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years)	Form 40-F ☒ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page
Press Release dated December 12, 2002 announcing Highlights of Company Milestones for 2003	3
Signatures	6

FOR IMMEDIATE RELEASE

BIOMIRA HIGHLIGHTS MILESTONES FOR 2003

Phase III THERATOPE® Vaccine Results Expected in First Half of 2003

EDMONTON, ALBERTA, CANADA – December 12, 2002 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today its milestones and plans for moving forward in 2003. Milestones include the final analysis of the Phase III trial of THERATOPE® vaccine in women with metastatic breast cancer. The final analysis is expected towards the end of the first half of 2003. Biomira is also expected to have data on both the THERATOPE® vaccine Phase II colorectal study and the BLP25 Liposomal vaccine trial in prostate cancer towards mid-2003. Finally, data from the BLP25 Liposomal vaccine Phase IIb study in non-small cell lung cancer (NSCLC) are expected in the third quarter of 2003.

“When you look at our programs, we are a company with a long history in examining the immunological and clinical analysis of MUC1 and associated carbohydrate epitopes as target antigens in solid cancer tumours. I believe Biomira has several value drivers in place for 2003. These include growth potential, our two lead product candidates in late stage development and a strong and established corporate alliance with Merck KGaA of Darmstadt, Germany. We feel these are essential ingredients necessary to grow the Company and it is our intention to do our utmost to build shareholder value in the coming year,” said Alex McPherson, MD, PhD, President and CEO.

Biomira affected a cost reduction program in 2002, which allows the Company to focus on its two lead product candidates, while further savings were seen with the reduction in costs related to the THERATOPE® vaccine Phase III trial. By the first quarter of 2003, the Company is targeting to extend its cash reserves to the end of 2004.

THERATOPE® Vaccine

In March 2001, Biomira completed enrolment of the controlled, randomized and double-blinded Phase III THERATOPE® vaccine trial, enrolling 1,030 women in ten countries in more than 120 clinical sites. The trial was stringently designed with respect to powering and appropriate safeguards. Comprehensive Phase I and II safety data from over 400 patients was also critical in the development of the design.

On September 19, 2002, Biomira reported that the independent Data Safety Monitoring Board (DSMB) conducted the fifth planned review of all the available safety and efficacy data and stated they had “no safety concerns at all and recommend that the trial continue to final analysis.” The DSMB also said they had “no safety concerns with continuing the present programs or initiating new trials under the current development plan.” This, in the Company’s opinion, seemed to underscore the potential effectiveness of the product. The Phase III trial was originally designed with the strongest opportunity to show a survival advantage at the final analysis, with stricter hurdles set for the interim analysis.

– more –

The timing of the final survival analysis is event driven and is expected to commence towards the end of the first half of 2003. The p-value set for the interim survival analysis was 0.0145, while the p-value for survival at the final analysis will be at a level of 0.0357. Biomira and Merck KGaA remain blinded to the data from the interim analysis and have no indication how close the data came to meeting the stringent pre-determined statistical analysis hurdles at this earlier interim review.

A Phase II trial utilizing THERATOPE® vaccine in women with metastatic breast cancer who are being treated with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist, is currently enrolling patients in the U.S. The trial is expected to enroll 95 women and enrolment should continue throughout 2003. The study’s primary objective is to determine the response of the immune system in these metastatic breast cancer patients. A secondary objective is to determine the safety and tolerability of THERATOPE® vaccine when used in conjunction with aromatase inhibitors or fulvestrant. This trial is not designed to formally evaluate efficacy.

The Phase II pilot study of THERATOPE® vaccine in patients with metastatic colorectal cancer completed enrolment this fall and data expected in the first half of 2003 should demonstrate the safety of the vaccine and the antibody response of patients treated with THERATOPE® vaccine when given in combination with first-line chemotherapy.

BLP25 Liposomal Vaccine

Biomira’s second lead product candidate is BLP25 Liposomal vaccine. BLP25 Liposomal vaccine incorporates a synthetic 25-amino acid sequence of the MUC1 cancer mucin, incorporated into a synthetic liposomal delivery system that also includes potent immune enhancers. The liposome is intended to enhance recognition of the cancer antigen by the immune system and facilitates better delivery. BLP25 Liposomal vaccine is a therapeutic vaccine designed to induce an immune response in cancer cells expressing MUC1.

A randomized, controlled Phase IIb study of BLP25 Liposomal vaccine completed enrolment of 171 patients with NSCLC earlier this month at sites in both Canada and the United Kingdom. Since the enrolment of patients in the trial began, two Data Safety Monitoring Board (DSMB) reviews have taken place, of the first 50 patients and the first 100 patients who had passed the primary treatment period. The DSMB, comprised of experts in oncology who are not affiliated with the trial, recommended that the study continue as planned.

Objectives of the Phase IIb trial are to measure the safety and potential survival benefit of BLP25 Liposomal vaccine in patients with NSCLC. Secondary endpoints of the trial are quality of life and immune response. All cumulative efficacy data remain fully blinded until the final analysis. The analysis is event driven and the timing is dependent on when clinical events occur. The required event level is expected by mid-2003 with the final analysis commencing thereafter, likely in the third quarter of 2003.

– more –

A pilot study involving BLP25 Liposomal vaccine in 16 patients with prostate cancer was also fully enrolled in 2002. The study is designed to test active specific immunotherapy with BLP25 vaccine as a treatment for patients with rising Prostate Specific Antigen (PSA) post-radical prostatectomy. The primary endpoint of the trial is to reduce or stabilize PSA values in these patients. PSA is believed to be a useful tumour marker that is associated with the presence of prostate cancer, and is used to monitor a patient’s recurrence or progression. Immune response and safety will be measured as secondary endpoints. Data are expected in the first half of 2003.

Future Direction

With sufficient cash to sustain the Company’s two lead product candidates through 2003 and with clinical data expected in all areas currently under clinical testing, Biomira believes the essential ingredients are in place to take advantage of a strong market opportunity.

Merck KGaA

Biomira is collaborating with Merck KGaA of Darmstadt, Germany on the development of THERATOPE® vaccine and BLP25 Liposomal vaccine. Founded in 1668, Merck KGaA has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms – monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

Biomira Inc.

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of vaccines containing synthetic antigens and novel strategies for cancer immunotherapy.

# # #

Biomira Company Contacts:

Bill Wickson
Manager, Public Relations & Special Assistant
(780) 490-2818

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trial results, availability, or adequacy of financing, the sales and marketing of commercial products or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: December 13, 2002	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance